UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Williams Controls, Inc.
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
969465
(CUSIP Number)

Robert G. Marks McGuireWoods LLP 1750 Tysons Blvd. Suite 1800 McLean, Virginia 22102 (703) 712-5061	Dennis Bunday 14100 SW 72nd Avenue Portland, OR 97224 (887) 330-9820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 19, 2005
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box [ ].
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a recording person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 969465

1.	Name of Reporting Person: American Industrial Partners Capital Fund III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 969465

1.	Name of Reporting Person: American Industrial Partners III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 969465

1.	Name of Reporting Person: American Industrial Partners III Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 969465

1.	Name of Reporting Person: W. Richard Bingham		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

     This Amendment No. 1 amends the Statement on Schedule 13D (the “Original Schedule 13D”) filed on July 5, 2002 by the Reporting Persons relating to the Common Stock, $.01 par value (“Common Stock”), of Williams Controls, Inc., a Delaware corporation (the “Issuer”), into which the Issuer’s Series B Preferred Stock, 15% Redeemable Convertible Series (the “Series B Preferred Stock”), is convertible.
     Items 3, 4, 5, 6, and 7 are hereby amended and restated as set forth below.
Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     On September 30, 2004, the Issuer redeemed 98,114 shares of Series B Preferred Stock held by American Industrial Partners Capital Fund III, L.P., a Delaware limited partnership (“AIP Fund III”), for $265.00 per share of Series B Preferred Stock. Immediately following such redemption, AIP Fund III’s remaining 31,886 shares of Series B Preferred Stock were converted into 6,765,045 shares of Common Stock (such redemption and conversion of all of AIP Fund III’s Series B Preferred Stock on September 30, 2004 is hereinafter referred to as the “Series B Transaction”). In connection with the Series B Transaction: (a) the Issuer granted AIP Fund III the right to require the Issuer to redeem up to 7,000,000 shares of Common Stock commencing on September 30, 2006 and expiring on September 30, 2007, and (b) AIP Fund III granted the Issuer the right to redeem up to 7,000,000 shares of Common Stock on October 31, 2007.
     On October 19, 2005, the Issuer redeemed 2,500,000 shares of Common Stock from AIP Fund III for $1.28 per share, for an aggregate price of $3,200,000, and AIP Fund III sold 4,265,045 shares of Common Stock to third parties for $1.28 per share, for an aggregate price of $5,459,257.60 (such redemption and sale of all of AIP Fund III’s Common Stock on October 19, 2005 is hereinafter referred to as the “Common Stock Transaction”).
Item 4.    PURPOSE OF TRANSACTION.
     (a) The information in Item 3 above is incorporated herein by reference.
     On September 30, 2004, (i) each of the Reporting Persons disposed of beneficial ownership of 98,114 shares of Series B Preferred Stock; (ii) AIP Fund III’s remaining 31,886 shares of Series B Preferred Stock automatically converted into 6,765,045 shares of Common Stock; (iii) AIP Fund III acquired the right to require the Issuer to redeem up to 7,000,000 shares of Common Stock commencing on September 30, 2006 and expiring on September 30, 2007; and (iv) AIP Fund III granted the Issuer the right to redeem up to 7,000,000 shares of Common Stock on October 31, 2007.

     On October 19, 2005, each of the Reporting Persons disposed of beneficial ownership of 6,765,045 shares of Common Stock.
     (b) Not applicable.
     (c) Not applicable.
     (d) Following the Series B Transaction, AIP Fund III ceased to have the right to appoint a majority of the Board of Directors of the Issuer (the “Board”). In connection with the Series B Transaction and an increase in the number of directors on the Board from seven (7) to eight (8), W. Richard Bingham and Nathan Belden (both affiliated with AIP Fund III) resigned from the Board, and William I. Morris (affiliated with AIP Fund III), Peter E. Salas, and Carlos P. Salas were elected to the Board, effective September 30, 2004.
     In connection with the Common Stock Transaction, William I. Morris and Kirk R. Ferguson resigned from the Board, effective October 19, 2005.
     (e) The information in Item 3 above is incorporated herein by reference.
     On September 30, 2004, the Issuer redeemed 98,114 shares of Series B Preferred Stock held by AIP Fund III, and converted AIP Fund III’s remaining 31,886 shares of Series B Preferred Stock into 6,765,045 shares of Common Stock.
     Pursuant to the Certificate of Amendment of Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restriction Thereof, of the Series A-1 Preferred Stock, Non-Redeemable Convertible Series of Issuer (the “Series A-1 Amendment”), filed September 29, 2004, all of the Issuer’s outstanding shares of Series A-1 Preferred Stock, Non-Redeemable Convertible Series (the “Series A-1 Preferred Stock”) were automatically converted into approximately 11,848,740 of Common Stock on September 30, 2004. The Series A-1 Amendment is attached hereto as Exhibit 2 and incorporated herein by reference.
     Pursuant to the Certificate of Amendment of Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restriction Thereof, of the Series B Preferred Stock, 15% Redeemable Convertible Series of Issuer (the “Series B Amendment”), filed September 28, 2004: (i) all of the Issuer’s outstanding shares of Series B Preferred Stock (after the redemption of AIP Fund III’s 98,114 shares of Series B Preferred Stock) were automatically converted into approximately 11,761,500 shares of Common Stock on September 30, 2004; (ii) all preferential dividends for the Series B Preferred Stock were eliminated, except that if any dividends were declared upon the Common Stock while any shares of Series B Preferred Stock were outstanding, the holders of Series B Preferred Stock would continue to be entitled to receive dividends that would have been declared and paid with respect to shares of Common Stock issuable upon conversion of their Series B Preferred; (iii) the liquidation preference for Series B Preferred Stock was eliminated; and (iv) the holders of the Series B Preferred Stock would no longer be entitled to elect a majority of the members of the Board. The Series B Amendment is attached hereto as Exhibit 3 and incorporated herein by reference.
     Pursuant to the Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restriction Thereof, of the Series C Preferred Stock, 15% Redeemable Non-Convertible Series of Issuer (the “Series C Preferred Designation”), filed September 29, 2004, the Issuer designated a new Series C Preferred Stock, 15% Redeemable Non-Convertible Series (the “Series C Preferred Stock”) which is issuable if the Issuer fails to pay the Put Price (as defined in the Put and Call Agreement) for the shares required to be repurchased within 30 days after the exercise of the Put by AIP Fund III under the Put and Call Agreement (as defined herein). The priority, dividend rights, redemption rights, voting rights, and liquidation preferences of such Series C Preferred Stock is set forth in the Series C Preferred Designation, which is attached hereto as Exhibit 4 and incorporated herein by reference.
     On October 27, 2004, the Issuer amended its Certificate of Incorporation, as amended, to eliminate all references to Series A Preferred Stock, 7 1/2% Redeemable Convertible Series, the Series A-1 Preferred Stock, and the Series B Preferred Stock. On October 28, 2004, the Issuer amended its Certificate of Incorporation, as amended, to eliminate the Board’s authority to issue “blank check” preferred stock.
     On October 19, 2005, the Issuer redeemed 2,500,000 shares of Common Stock held by AIP Fund III, and AIP Fund III sold its remaining 4,265,045 shares of Common Stock to third parties.
     (f) Not applicable.
     (g) The information set forth in Item 4(e) above is incorporated herein by reference.
     (h) Not applicable.
     (i) Not applicable.
     (j) Not applicable.
Item 5.    INTEREST IN SECURITIES OF THE ISSUER.
     (a)-(b) Following the close of the Series B Transaction on September 30, 2004, AIP Fund III owned 6,765,045 shares of Common Stock, which represented approximately 14.5% of the issued and outstanding shares of Common Stock. Each of American Industrial

Partners III, L.P., a Delaware limited partnership (“AIP III”), American Industrial Partners III Corporation, a Delaware corporation (“AIP Corporation”) and Mr. Bingham, exclusively through their direct or indirect control of AIP Fund III, may have indirectly beneficially owned 6,765,045 shares of Common Stock, which represented approximately 14.5% of the issued and outstanding shares of Common Stock. Each of the Reporting Persons may have been deemed to have, as of the close of the Series B Transaction, sole voting and dispositive powers over 6,765,045 shares of Common Stock by virtue of the fact that AIP Fund III directly beneficially owned 6,765,045 shares of Common Stock, AIP III is the general partner of AIP Fund III, AIP Corporation is the general partner of AIP III and Mr. Bingham is, or may be considered to be, a controlling stockholder of AIP Corporation.
     As of the close of the Common Stock Transaction, AIP Fund III owns -0- shares of Common Stock, which represents 0% of the issued and outstanding shares of Common Stock. Each of AIP III, AIP Corporation and Mr. Bingham, exclusively through their direct or indirect control of AIP Fund III, may indirectly beneficially own -0- shares of Common Stock, which represents 0% of the issued and outstanding shares of Common Stock. Each of the Reporting Persons may be deemed to have sole voting and dispositive powers over -0- shares of Common Stock by virtue of the fact that AIP Fund III directly beneficially owns -0- shares of Common Stock, AIP III is the general partner of AIP Fund III, AIP Corporation is the general partner of AIP III and Mr. Bingham is, or may be considered to be, a controlling stockholder of AIP Corporation.
     (c) AIP Fund III closed on the following transactions in the Issuer’s Common Stock and Series B Preferred Stock since the Original Schedule 13D filed on July 5, 2002 by the Reporting Persons:

		Number of shares		Number of shares
Date of event	Type of event or	involved in	Price per share and	owned after
or transaction	transaction	transaction	aggregate price	transaction
9/30/04	Redemption of Series B Preferred Stock	98,114 shares of Series B Preferred Stock	$265.00 per share for an aggregate price of $26,000,210.00	31,886 shares of Series B Preferred Stock

9/30/04	Conversion of Series B Preferred Stock into Common Stock	31,886 shares of Series B Preferred Stock	Converted into 6,765,045 shares of Common Stock	6,765,045 shares of Common Stock

10/19/05	Redemption of Common Stock	2,500,000 shares of Common Stock	$1.28 per share for an aggregate purchase price of $3,200,000.00	4,265,045 shares of Common Stock

10/19/05	Sale of Common Stock to third parties	4,265,045 shares of Common Stock	$1.28 per share for an aggregate purchase price of $5,459,257.60	-0-

     (d) Not applicable.
     (e) On October 19, 2005, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.
ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     The information set forth in Items 3 and 4 above is incorporated herein by reference.
     Put and Call Agreement. The Put and Call Agreement, dated as of September 30, 2004, by and among the Issuer, and AIP Fund III (“Put and Call Agreement”), attached hereto as Exhibit 5 and incorporated herein by reference, grants the Issuer certain call rights, and grants AIP Fund III certain put rights, with respect to Common Stock owned by AIP Fund III. The Put and Call Agreement grants Issuer the right to redeem up to 7,000,000 shares of Common Stock owned by AIP Fund III on September 30, 2007, and grants AIP Fund III the right to require the Issuer to redeem up to 7,000,000 shares of Common Stock owned by AIP Fund III commencing on September 30, 2006 and expiring on October 31, 2007. In connection with the Common Stock Transaction, the Issuer and AIP Fund III terminated the Put and Call Agreement.
     Amended and Restated Management Services Agreement. The Amended and Restated Management Services Agreement, dated September 30, 2004, among American Industrial Partners, a Delaware general partnership and an affiliate of AIP Fund III (“AIP”), Dolphin Advisors, LLC, a Delaware limited liability company (“Dolphin”), and Issuer (“Amended and Restated Management Services Agreement”), attached hereto as Exhibit 6 and incorporated herein by reference, provides that, in consideration of management and advisory services to be provided by AIP to the Issuer, the Issuer agrees to pay AIP an annual fee (“Annual Fee”) of $80,000.00, to be paid in quarterly installments. Pursuant to the Amended and Restated Management Services Agreement, the Annual Fee is to be reduced from time to time in connection with a reduction of securities of the Issuer held by AIP, and, subject to certain exceptions, the Issuer’s obligation to pay the Annual Fee shall terminate when the number of securities of the Issuer held AIP drops to a certain level. The Amended and Restated Management Services Agreement terminated on September 30, 2005.
     After the consummation of the Common Stock Transaction, the Reporting Persons ceased to be the beneficial owners of any shares of Common Stock, and as a result thereof, the Reporting Persons have no further ongoing rights, obligations, and restrictions under the Shareholders Agreement, dated as of May 31, 2002, by and among AIP Fund III, the Issuer and certain other parties thereto (the

“Shareholders Agreement”); Registration Rights Agreement, dated as of July 1, 2002, by and among AIP Fund III, the Issuer and the other parties thereto (the “Registration Rights Agreement”); Voting Agreement, dated as of July 1, 2002, by Taglich Brothers, Inc. in favor of AIP Fund III (the “Voting Agreement”) (as each of the Shareholders Agreement, Registration Rights Agreement, and Voting Agreement is described in the Original 13D filed on July 5, 2002 by the Reporting Persons).
ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
1.    Joint Filing Agreement, dated as of July 2, 2002, by and among AIP Fund III, AIP III, AIP Corporation, and W. Richard Bingham (incorporated by reference to Exhibit 1 of the Original Schedule 13D filed on July 5, 2002 by the Reporting Persons).
2.    Certificate of Amendment of Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restriction Thereof, of the Series A-1 Preferred Stock, Non-Redeemable Convertible Series of Issuer, filed on September 29, 2004 with the Delaware Secretary of State (incorporated by reference to Exhibit 4.02 attached to Issuer’s Form 8-K dated September 27, 2004 and filed October 1, 2004).
3.    Certificate of Amendment of Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restriction Thereof, of the Series B Preferred Stock, 15% Redeemable Convertible Series of Issuer, filed on September 28, 2004 with the Delaware Secretary of State (incorporated by reference to Exhibit 4.01 attached to Issuer’s Form 8-K dated September 27, 2004 and filed October 1, 2004).
4.    Certificate to Provide for the Designation, Preferences, Rights, Qualifications, Limitations or Restriction Thereof, of the Series C Preferred Stock, 15% Redeemable Non-Convertible Series of Issuer, filed September 29, 2004 with the Delaware Secretary of State (incorporated by reference to Exhibit 4.03 attached to Issuer’s Form 8-K dated September 27, 2004 and filed October 1, 2004).
5.    Put and Call Agreement, dated as of September 30, 2004, by and among Issuer and AIP Fund III (incorporated by reference to Exhibit 10.01 attached to Issuer’s Form 8-K dated September 27, 2004 and filed October 1, 2004).
6.    Amended and Restated Management Services Agreement, dated as of September 30, 2004, among Issuer, American Industrial Partners, and Dolphin Advisors, LLC (incorporated by reference to Exhibit 10.03 attached to Issuer’s Form 8-K dated September 27, 2004 and filed October 1, 2004).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 20, 2005

AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND III, L.P. By: American Industrial Partners III, L.P. Its: General Partner By: American Industrial Partners III Corporation Its: General Partner
By:	/s/ W. RICHARD BINGHAM
	Name:	W. Richard Bingham
	Title:	President

AMERICAN INDUSTRIAL PARTNERS III, L.P. By: American Industrial Partners III Corporation Its: General Partner
By:	/s/ W. RICHARD BINGHAM
	Name:	W. Richard Bingham
	Title:	President

AMERICAN INDUSTRIAL PARTNERS III CORPORATION
By:	/s/ W. RICHARD BINGHAM
	Name:	W. Richard Bingham
	Title:	President

By:	/s/ W. RICHARD BINGHAM
W. Richard Bingham